


11016250

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-67239

REPORT FOR THE PERIOD BEGINNING __1-1-10__ AND ENDING __12-31-10__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers International Financial Svcs, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__102 SE 13th Street__
                        (No. and Street)

__Panora__   __Iowa__   __50216__
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Andrea Kemble__   __877-886-1939__
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Boulay, Heutmaker, Zibell & Co. P.L.L.P.__
                (Name – if individual, state last, first, middle name)

__7500 Flying Cloud Drive__   __Minneapolis__   __MN__   __55344__
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Matt Bott_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Brokers International Financial Services, LLC._ , as of _December 31_ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Financial Statements

Years Ended December 31, 2010 and 2009

Brokers International Financial Services, LLC

CONTENTS

 **Boulay, Heutmaker, Zibell & Co. P.L.L.P.**
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying statement of financial condition of Brokers International Financial Services, LLC (the Company), as of December 31, 2010 and 2009 and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brokers International Financial Services, LLC as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Minneapolis, Minnesota
February 9, 2011

1

7500 Flying Cloud Drive   Suite 800   Minneapolis, MN 55344   Phone (952) 893-9320   Fax (952) 835-7296   www.bhz.com

Helping you get there...

Brokers International Financial Services, LLC

Statement of Financial Condition

December 31

Assets	2010	2009
Cash	$240,596	$274,846
Commissions and concessions receivable	280,301	134,339
Accounts receivable	22,048	25,480
Due from other	4,000	6,000
Prepaid expenses	36,357	32,046
Total current assets	583,302	472,711
Office furniture and equipment, net of accumulated depreciation of $11,220 and $7,530 in 2010 and 2009, respectively	21,317	15,766
Intangible assets, net	1,330	1,459
Total Assets	$605,949	$489,936

Liabilities and Member's Equity

Liabilities

	2010	2009
Commissions and concessions payable	$142,060	$98,493
Accounts payable	57,646	38,934
Accrued compensation	20,684	16,320
Due to parent	30,533	21,286
Total Current Liabilities	250,923	175,033

Member's Equity

	2010	2009
Capital contributions	3,060,143	2,560,143
Accumulated deficit	(2,705,117)	(2,245,240)
Total Member's Equity	355,026	314,903
Total Liabilities and Member's Equity	$605,949	$489,936

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Operations

Years Ended December 31

Revenues		2010	2009
	Commissions	$ 2,462,023	$ 1,091,701
	Other	114,371	142,462
	Total revenues	2,576,394	1,234,163
Expenses			
	Commissions	1,963,751	854,868
	Employee compensation and benefits	700,249	622,736
	Licensing, registration and education	48,096	40,564
	Occupancy and equipment expense	33,406	36,439
	Legal and professional	43,508	48,842
	General and administrative	152,465	172,304
	Advertising and publications	14,821	8,026
	Travel and entertainment	75,412	57,771
	Other	4,563	5,532
	Total expenses	3,036,271	1,847,082
Net Loss		$ (459,877)	$ (612,919)

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Changes in Member's Equity

Years Ended December 31, 2010 and 2009

	Capital Contributions	Accumulated Deficit	Member's Equity
Balance at January 1, 2009	$ 1,860,143	$ (1,632,321)	$ 227,822
Capital contributions	700,000	-	700,000
Net loss	-	(612,919)	(612,919)
Balance at December 31, 2009	2,560,143	(2,245,240)	314,903
Capital contributions	500,000	-	500,000
Net loss	-	(459,877)	(459,877)
Balance at December 31, 2010	$ 3,060,143	$ (2,705,117)	$ 355,026

Notes to Financial Statements are an integral part of this Statement.

Brokers International Financial Services, LLC

Statement of Cash Flows

Years Ended December 31

	2010	2009
Cash Flows from Operating Activities		
Net loss	$ (459,877)	$ (612,919)
Adjustments to reconcile net loss to net cash from operating activites		
Depreciation	3,690	1,626
Amortization	129	128
Changes in assets and liabilities		
Commissions and concessions receivable	(145,962)	(32,074)
Accounts receivable	3,432	(19,628)
Prepaid expenses	(4,311)	(9,281)
Commissions and concessions payable	43,567	3,219
Accounts payable	18,712	15,630
Accrued compensation	4,364	5,204
Due to parent	9,247	2,515
Net cash used for operating activities	(527,009)	(645,580)
Cash Flows from Investing Activities		
Capital Expenditures	(9,241)	-
Received from other	2,000	18,492
Paid to other	-	(6,000)
Net cash (used) received for investing activities	(7,241)	12,492
Cash Flows From Financing Activities		
Capital contributions	500,000	700,000
Net (Decrease) Increase in Cash	(34,250)	66,912
Cash at Beginning of Year	274,846	207,934
Cash at End of Year	$ 240,596	$ 274,846

Supplemental disclosure of non-cash investing and financing activities:

	2010	2009
Capital expenditure in due to parent	$ -	$ 7,377

Notes to Financial Statements are an integral part of this Statement.

1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Brokers International Financial Services, LLC (the Company) is a full-service non-custodial broker-dealer registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Municipal Securities Rulemaking Board. Brokers International Financial Services, LLC provides product sales and client service functions to retail investment clients, investing in a variety of registered products including mutual funds and variable products by application. In addition, Brokers International Financial Services, LLC offers brokerage services through our clearing firm and advisory services through registered investment advisors. The Company is exempt from Securities and Exchange Commission (SEC) Rule 15c3-3, because the Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

Brokers International Financial Services, LLC was approved as a full-service non-custodial Broker Dealer on June 4, 2007. At that time, Brokers International Financial Services, LLC contracted with Pershing, LLC to clear accounts.

The Company is a wholly owned subsidiary of Brokers International, Ltd.

Security Transactions

In accordance with recognized industry practice, customers' securities transactions are recorded on a settlement date basis, generally the third business day following the trade date. Securities transactions of the Company are recorded on a trade date basis. Revenues and related expenses for transactions executed but not yet settled were not material.

Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company does not carry customer accounts or have clearing activities; therefore it has no related off-balance sheet risk.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

At times throughout the year, the Company's cash in financial institutions may exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. The Company uses a fair value hierarchy that has three levels of inputs, both observable and unobservable, with use of the lowest possible level of input to determine fair value. Level 1 inputs include quoted market prices in an active market or the price of an identical asset or liability. Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data. Level 3 inputs are unobservable and corroborated by little or no market data. The Company uses valuation techniques in a consistent manner from year-to-year. At the present time, the Company does not have any assets or liabilities that would require fair value recognition or disclosures. The fair value of financial instruments classified as assets or liabilities, including cash, accounts receivable, accounts payable and accrued expenses approximate carrying value, principally because of the short maturities of these items.

Advertising

The Company expenses advertising costs when incurred. Total advertising costs were $14,821 and $8,026 for the years ended December 31, 2010 and 2009, respectively.

Office Furniture and Equipment

Generally, office furniture is provided by the parent company as part of the expense and operational agreement explained in Note 5. Equipment is stated at cost. Depreciation is provided over estimated useful lives. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Intangible Assets

Intangible assets consist of trademarks. Amortization is provided over estimated useful lives by use of the straight line method.

Brokers International Financial Services, LLC

Notes to Financial Statements

December 31, 2010 and 2009

Income Taxes

Brokers International Financial Services, LLC is treated as a partnership for federal and state income tax purposes, and generally does not incur income taxes. Instead its earnings and losses are included in the income tax returns of its member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

Primarily due to the single member limited liability company tax status, the Company does not have any significant tax uncertainties that would require disclosure.

Subsequent Events

The Company has evaluated subsequent events through February 9, 2011, the date which the financial statements were available to be issued.

2. COMMITMENTS AND CONTINGENCIES

Net Capital Rule

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed fifteen to one. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds ten to one. Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010 and 2009, the net capital ratio, net capital and excess net capital are as follows:

	2010	2009
Net capital ratio	1.29:1	.93:1
Net capital	$ 194,287	$ 187,232
Excess net capital	$ 177,559	$ 175,563

3. INCOME TAXES

There were no material differences between the financial statement basis and tax basis of the Company's assets or liabilities.

4. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan covering substantially all employees. The Company contributed $13,901 and $12,769 to the plan in 2010 and 2009, respectively.

5. RELATED PARTY TRANSACTIONS

The Company leases office space from its parent, Brokers International, Ltd. under a five year term rental agreement starting on August 1, 2006 and ending August 1, 2011. The Company is currently negotiating the terms of extension. Rent did not become payable until the first day of the month following FINRA approval of the Broker/Dealer on August 1, 2006. In consideration of the rent, the parent provides all utilities, insurance, maintenance and general cleaning of the building, computer network capabilities and IT support. Annual rent expense to Brokers International, Ltd. totaled $24,000 in 2010 and 2009. Future rental commitments under this lease are as follows:

2011	$14,000
Total rent commitments	$14,000

The Company has an expense and operational funding agreement with its parent, Brokers International, Ltd. under which the parent company provides sufficient funds to make certain that the Company's net capital requirements are met and that the aggregate indebtedness to net capital does not exceed 15:1. The agreement also states that other than signage that is specific to the Company, the parent company agrees to pay for repair and maintenance of the leased premises including, but not limited to, flooring, painting, remolding, furniture, etc.

The Company has an agreement for additional services with its parent, Brokers International, Ltd. under which the parent company provides human resource services and transfer of funds to the Company. The expense for these services paid to Brokers International, Ltd. totaled $5,400 in 2010 and 2009. As of December 31, 2010 the Company had a payable of $450 which is included in the due to parent for costs under the agreement with Brokers International Ltd. As of December 31, 2009 there was no payable for costs under the agreement with Brokers International Ltd.

6. LEASE OBLIGATIONS

The Company leases various software products under short-term leases. Payments made totaled approximately $46,565 and $57,460 for 2010 and 2009, respectively.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY FINANCIAL INFORMATION

Managing Member
Brokers International Financial Services, LLC
Panora, Iowa

We have audited the accompanying financial statements of Brokers International Financial Services, LLC as of December 31, 2010 and 2009 and have issued our report thereon dated February 9, 2011. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Minneapolis, Minnesota
February 9, 2011

Brokers International Financial Services, LLC
Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1
December 31, 2010

Net Capital

    Total member's equity $ 355,026

Deductions:

Non-allowable accounts receivable	(66,243)
Prepaid expenses	(36,357)
Office Furniture and Equipment net	(21,317)
Fidelity bond deductible over $5,000	(5,000)
Other assets	(31,822)
	(160,739)
Net Capital	194,287

Aggregate Indebtedness:

    Total liabilities from balance sheet $ 250,923

Computation of basic net capital requirement

    Minimum net capital required $ 16,728

Excess net capital $ 177,559

Ratio of aggregate indebtedness to net capital   1.29

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information

Brokers International Financial Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2010 and 2009

Brokers International Financial Services, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

See Report of Independent Registered Public Accounting Firm on Supplementary Financial Information.

12

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

CONTENTS



Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities


IGAF

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors and Management
Brokers International Financial Services, LLC
Panora, IA

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Brokers International Financial Services, LLC (the Company) as established by the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, for the year ended December 31, 2010 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, for the year ended December 31, 2010 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayments.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we preformed additional procedures, other matters might have come to our attention that would have been reported to you.

1

We have no responsibility to update this report for events or circumstances occurring after the date of this report. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Minneapolis, Minnesota
February 9, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
067239   FINRA   DEC
BROKERS INTERNATIONAL FINANCIAL SERVICES LLC
102 SE 13TH ST
PANORA IA 50216-4500
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to 17*form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __5205__

    B. Less payment made with SIPC-6 filed (exclude interest)   (__1991__)

      __7-23-10__
       Date Paid

    C. Less prior overpayment applied   (__—__)

    D. Assessment balance due or (overpayment)   __3214__

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   __—__

    F. Total assessment balance and interest due (or overpayment carried forward) $ __3214__

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __3214__

    H. Overpayment carried forward $(__—__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brokers International Financial Services, LLC
(Name of Corporation, Partnership or other organization)

Andrea Kemble
(Authorized Signature)

CFO / FinOp
(Title)

Dated the __2__ day of __February__ , 20 __11__ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

See Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1-1_____, 20_10_
and ending __12-31___, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ 2,5,76,394

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

—

(2) Net loss from principal transactions in securities in trading accounts.

—

(3) Net loss from principal transactions in commodities in trading accounts.

—

(4) Interest and dividend expense deducted in determining item 2a.

—

(5) Net loss from management of or participation in the underwriting or distribution of securities.

—

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

—

(7) Net loss from securities in investment accounts.

—

Total additions

—

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

494,586

(2) Revenues from commodity transactions.

—

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

—

(4) Reimbursements for postage in connection with proxy solicitation.

—

(5) Net gain from securities in investment accounts.

—

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

—

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

—

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

—

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____—_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____—_____

Enter the greater of line (i) or (ii)

—

Total deductions

494,586

2d. SIPC Net Operating Revenues

$ 2,081,808

2e. General Assessment @ .0025

$ 5205

(to page 1, line 2.A.)

See Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

4

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of the International Group of
Accounting Firms with Offices in Principal Cities

IGAF
WORLDWIDE

SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2011
WASH. D.C. 211
SECTION

To the Board of Directors
Brokers International Financial Services, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Brokers International Financial Services, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Minneapolis, Minnesota
February 9, 2011

BROKERS INTERNATIONAL FINANCIAL SERVICES, LLC

Panora, Iowa

Agreed-Upon Procedures Report

For the year ended December 31, 2010